Exhibit 4.20

CASI Pharmaceuticals, Inc.	Beijing Office
9620 Medical Center Drive Suite 300 Rockville, MD 20850 Office (240) 864-2600 Fax (301) 315-2437 NASDAQ: CASI	CASI Pharmaceuticals (China) Co., Ltd. 1701-1702, China Central Office Tower 1, No. 81 Jianguo Road Chaoyang District, Beijing 100025, P.R. China

Offer Letter

Personal and Confidential

Dear Dr. Dan Lang.

It is our pleasure to extend to you an offer to join CASI pharmaceuticals, Inc. (the “Company”).The terms of your employment consist of the following:

JOB TITLE:	CFO and Senior Vice President

START DATE:	July 8th, 2024

The term of employment will be for an initial term of one year, and will automatically renew for successive one-year terms thereafter, unless either party gives 30 days prior written notice.

DUTIES:

You will report to the Company’s Chairman & CEO Dr. Wei-Wu He. You are principally responsible for lead CASI financial management on global scale, and responsible for US operation to achieve CID-103 FDA approval.

BASE SALARY:	USD $* per year

Taxes and other required withholdings will be deducted from your base salary in accordance with the Company’s policies and procedures applicable to employees and as required under applicable law.

A cash bonus of $* will be awarded to you when the company closes over $50 MM financing above $20 per share.

TIME-BASED
STOCK OPTIONS:

An award of 200,000 options covering shares of the Company, subject to the vesting schedule below. The date of grant shall be the approval date of the 2024 Long Term Incentive Plan by the Board. The exercise price shall be the closing price of the date of grant.

(1) 50,000 will vest on the first anniversary of the date of grant;
(2) 50,000 will vest on the second anniversary of the date of grant;
(3) 50,000 will vest on the third anniversary of the date of grant; and

(4) 50,000 will vest on the fourth anniversary of the date of grant.

PERFORMANCE-BASED
STOCK OPTIONS:

An award of 200,000 performance-based stock options. The date of grant shall be the approval date of the 2024 Long Term Incentive Plan by the Board. The exercise price shall be the closing price of the date of grant.

(1) 100,000 shares will vest upon the company successful raised $50 million at the share price of $20 or above in the next 12 month.
(2) 100,000 shares will vest upon the company successful raised $50 million at the share price of $30 or above in the next 24 month.

All stock options are subject to customary rights, terms and conditions as set forth in the Company’s employee stock option plan, and standard form of employee stock option agreement.

You will be eligible for additional stock options as may be determined by the Company from time to time in the future. All stock options are subject to customary rights, terms and conditions as set forth in the Company’s employee stock option plan, and standard form of employee stock option agreement.

PLACE OF WORK:	South San Francisco.

BUSINESS TRAVEL:

The Company will reimburse you for reasonable business expenses paid or incurred by you in connection with your duties and responsibilities during your employment by the Company. Business expenses do not include personal travel and normal commuting expenses.

MISCELLANEOUS:

The Company offers an array of comprehensive health and welfare benefits, including life, medical, and dental insurance plans, as well as an employee-supported 401(k) plan. While such programs are subject to change, they are an integral part of our employment offer to you. Specific details of these benefit plans will be provided to you prior to your eligibility and enrollment date. Enrollment in the Company’s health plans for new hires can be made effective on the 1st of the month following your employment start date. The Company’s China office will provide you with medical insurance in China.

This offer is subject to references and background checks, but represents our good faith commitment to you. By agreeing to work with us, you represent that you are not subject to any applicable non-compete agreements with any current or previous employers and that would conflict with you joining our team and have provided us with copies of any such agreements. Commencement of employment would be subject to completion of necessary new-hire paperwork that is standard for our employees. As we discussed, we anticipate your services with the Company will commerce on July 8th,2024.

We are very pleased that you will be joining us and look forward to your contributions towards the Company’s success.

Best regards,

CASI PHARMACEUTICALS, INC.

CASI PHARMACEUTICALS (CHINA) CO., LTD.

/s/ He Wei-Wu
Name: He Wei-Wu
Title: Chairman & CEO
Date: July 5th, 2024

AGREED AND ACKNOWLEDGED:

/s/ Dr. Dan Lang
Name: Dr. Dan Lang
Date: July 5th, 2024